[NAM TAI LOGO]                                                      NEWS RELEASE
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REPRESENTED BY PAN PACIFIC I.R. LTD.                      CONTACT: Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL:(604) 669-7800 FAX: (604) 669-7816                       WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                           NAM TAI ELECTRONICS, INC.
                       New Record-Breaking Sales in Q1/05
                                *   *   *   *   *
                              Sales Up 64% vs Q1/04

VANCOUVER, CANADA - April 4, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) is pleased to announce that it achieved a new quarterly sales record of $156 million in the first quarter of 2005, an increase of 64 % compared to sales of $95 million in the first quarter of 2004. The notable growth of sales has even exceeded Nam Tai's first quarter upper sales guidance of $155 million.

"It is particularly exciting to announce our impressive performance in the first quarter of this year. Nam Tai's first quarter sales typically are seasonally the lowest among other quarters in the year due to a long Chinese holiday in China with the shortest working days and after the peak season of Christmas sales. We are extremely happy to see that, despite this seasonal factor, the Company still achieved such outstanding results in Q1/05 with a new quarterly sales record." said Mr. Joseph Li, Chief Executive Officer of Nam Tai. "The substantial growth in sales was mainly attributable to our new expanded production capacity resulting from construction which has completed ahead of the schedule. Based on continuous sales orders from existing customers and positive feedback from our potential customers, we are optimistic and confident that our growth momentum will continue into the second quarter and onward in 2005, bringing positive returns to our shareholders as expected."

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have a different peak season during a year.

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